Exhibit 99.1

CureVac Announces Financial Results for the Second Quarter and First Half of 2022 and
Provides Business Update

•	Delivering on broad 2022 second-generation vaccine development program with expansion into modified mRNA technology in collaboration with GSK; new candidates in COVID-19 and influenza enter clinical studies

o	Phase 1 initiated for modified COVID-19 vaccine candidate CV0501, targeting Omicron variant

o	Phase 1 initiated for modified influenza vaccine candidate FLU SV mRNA

•	Accelerating oncology strategy with complementary technology platforms and strong leadership support

o	Acquisition of Frame Cancer Therapeutics adds advanced genomics and bioinformatics capabilities to feed pipeline of cancer vaccine candidates

o	Appointment of Dr. Myriam Mendila, M.D., as Chief Development Officer adds international experience and expertise in building a broad oncology product portfolio

•	Cash position of €573.6 million as of June 30, 2022; decreasing headwind of wind-down costs for first-generation COVID-19 vaccine program

TÜBINGEN, Germany/ BOSTON, USA – August 18, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the second quarter and first half of 2022 and provided a business update.

“CureVac has pioneered a technology that is changing today’s medicine. As a central mRNA player, we are executing on our 2022 goals in our three core competencies: broad technology platform, solid product development pipeline, and large GMP manufacturing capacities. By extending our clinical development into modified mRNA, we are further broadening the potential of our mRNA technology platform for several product development programs. In addition, our integrated manufacturing capabilities are instrumental in enabling ongoing supply of clinical material and in delivering on our pandemic preparedness contract with the German government,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “At the same time, we continue to accelerate our core oncology strategy through the acquisition of Frame Cancer Therapeutics. This synergistic acquisition brings a complementary bioinformatics platform in-house that translates genetic tumor information into tailored therapies. We are committed to driving innovation in our three therapeutic areas to fight disease by enabling the body to make its own drugs.”

“In the second quarter of 2022, the wind-down costs related to our first-generation vaccine candidate, CVnCoV, still impacted our financial position but continue to decrease as we conclude our remaining commitments,” said Pierre Kemula, Chief Financial Officer of CureVac. “At the same time, we are driving forward our corporate transformation from a biotech to a fully integrated biopharma company and advancing our three core competencies with now over 1,000 employees. Moving into the second half of 2022, we are further broadening our mRNA technology platform and advancing our programs in prophylactic vaccines as well as executing on our core strategy in oncology.”

Selected Business Updates

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac aims to be at the forefront of delivering second-generation mRNA-based vaccines against a range of relevant infectious diseases and is executing on a broad mRNA vaccine program in collaboration with GSK. The optimized second-generation mRNA backbone targets improved intracellular mRNA translation for increased and extended protein expression, resulting in earlier and stronger immune responses compared to CureVac’s first-generation COVID-19 candidate, CVnCoV.

Second-generation mRNA-based vaccines are expected to allow for flexible protection against one or more emerging COVID-19 variants and to enable new mRNA vaccines against other infectious diseases, such as influenza, as well as potential combination vaccines against different viruses.

Expanding Clinical Development into Modified mRNA Technology

Modified, Omicron-Targeting COVID-19 Vaccine Candidate

CureVac is delivering on its previously announced 2022 clinical development program in prophylactic vaccines by initiating a Phase 1 study with the modified COVID-19 mRNA vaccine candidate CV0501. The candidate is being administered as a booster dose to previous COVID-19 vaccination. Developed in collaboration with GSK, CV0501 is based on CureVac’s second-generation mRNA backbone and uses a modified mRNA technology. It is designed to specifically protect against the Omicron variant.

As clinical studies of the second-generation backbone expand into modified mRNA, targeting the Omicron variant will further explore the potential of the improved backbone design as a booster vaccine for any relevant COVID-19 variant.

The Phase 1 CV0501 dose-escalation study will be conducted at clinical sites in the U.S., the UK, Australia and the Philippines and is expected to enroll up to 180 healthy, COVID-19 vaccinated adults to evaluate the safety and reactogenicity of a single booster dose of CV0501 in the dose range of 12µg to 50µg. Additional dose levels below 12µg and above 50µg may be evaluated if supported by safety and immunogenicity data at these dose levels. The study follows the start of a Phase 1 study in March 2022 that evaluates the unmodified second-generation COVID-19 vaccine candidate CV2CoV in the U.S. Data from both studies are expected to be reported as a combined data set.

COVID-19 studies are being conducted alongside CureVac and GSK’s jointly developed influenza vaccine program, in which clinical evaluation of the unmodified seasonal influenza candidate CVSQIV and the modified candidate FLU SV mRNA have similarly been initiated.

Modified Influenza Vaccine Candidate

CureVac has dosed the first participant in a Phase 1 study of the modified influenza vaccine candidate FLU SV mRNA, developed in collaboration with GSK, completing initiation of all studies in the previously announced 2022 clinical development program in prophylactic vaccines. FLU SV mRNA is a monovalent vaccine candidate based on CureVac’s second-generation mRNA backbone.

By leveraging the semi-parallel conduct of clinical studies in modified vaccine candidates across influenza and COVID-19, the Phase 1 study is designed to rapidly evaluate the safety and reactogenicity of the modified second-generation backbone with increased accuracy and efficiency.

The Phase 1 FLU SV mRNA dose-escalation study will be conducted in Canada, Spain and Belgium, and is expected to enroll up to 198 healthy adult participants to evaluate the safety, reactogenicity and immunogenicity of FLU SV mRNA in up to five dose levels ranging from 2µg to 54µg. Later-stage clinical development is expected to evaluate a multivalent form of the candidate, which would range in dose up to 200µg – the upper limit of the dose range in the complementary study of the modified COVID-19 candidate CV0501.

The study follows the start of a Phase 1 study in February 2022 to evaluate an unmodified, multivalent influenza vaccine candidate, CVSQIV, at clinical sites in Panama. Data from both studies are expected to be reported as a combined data set.

Protection of Intellectual Property Rights

Over the last 22 years, CureVac has developed proprietary foundational technology related to mRNA design, delivery and manufacturing that has materially contributed to the development of safe and efficacious COVID-19 vaccines.

On July 5, 2022, CureVac moved to assert its intellectual property rights by filing a lawsuit in the German Regional Court in Düsseldorf against BioNTech SE and two of its subsidiaries. CureVac is seeking fair compensation for infringement of a portfolio of CureVac’s intellectual property rights, EP 1 857 122 B1, EP 3 708 668 B1, DE 20 2015 009 961 U1, DE 20 2021 003 575 U1 and DE 20 2015 009 974 U1, utilized in the manufacture and sale of Comirnaty®, BioNTech and Pfizer’s mRNA COVID-19 vaccine.

The company does not seek an injunction nor intend to take legal action that impedes the production, sale or distribution of Comirnaty® by BioNTech and its partner Pfizer.

In the US on July 25, 2022, BioNTech and Pfizer jointly brought an action seeking a declaration that they do not infringe three CureVac US patents.

Oncology

Acquisition of Frame Cancer Therapeutics Accelerates Oncology Strategy

Based on its recent progress in prophylactic vaccines, most notably the second-generation mRNA backbone, CureVac is broadening its foundation in oncology and preparing to build up a meaningful portfolio of cancer vaccine candidates based on promising new tumor antigens predicted to elicit strong immune responses.

Within this strategy, CureVac is following two approaches. The first approach assesses tumor antigens shared by different cancer patients for the development of off-the-shelf cancer vaccines. The second approach is tailored to a patient’s individual tumor profile.

To advance both approaches, in June 2022 CureVac acquired Frame Cancer Therapeutics, a private company focused on using advanced genomics and bioinformatics to identify both shared and unique neoantigens across different cancer types. The acquisition complements existing in-house expertise to identify and validate promising neoantigens for mRNA cancer vaccine candidates.

The former Frame Cancer Therapeutics site was inaugurated as CureVac Netherlands B.V. and is located at one of the largest science hubs in Europe. The new oncology hub will further develop the proprietary FramePro platform, which has the potential to identify a broad panel of neoantigens that go beyond conventional neoantigens. FramePro strongly increases the likelihood of developing cancer vaccines, both personalized and off-the-shelf, that are highly effective in activating the human immune system against cancer.

The total consideration for the Frame Cancer Therapeutics acquisition is €34 million, to be paid mostly in CureVac shares. Following a 50% upfront payment, the residual amount will be split across two project milestone-driven steps.

The acquisition of Frame Cancer Therapeutics follows a strategic oncology partnership with Belgium-based company myNEO in May 2022. The highly synergistic technologies are expected to accelerate CureVac’s oncology strategy by accessing novel classes of tumor antigens and identifying those with the highest confidence of success for potential clinical testing. The RNA Printer®, CureVac’s automated end-to-end solution for smaller-scale, rapid manufacturing of GMP-grade mRNA vaccines and therapeutics, will play an integral part in enabling the development of these novel cancer vaccine candidates.

Corporate Development

CureVac strengthens its focus on oncology with the appointment of Myriam Mendila,M.D., an experienced industry leader and medical doctor, as Chief development Officer. Dr. Mendila has a global track record of more than 20 years in product development, medical affairs, pharmacovigilance and healthcare compliance as well as global product strategy, including commercial strategy, at Roche, Genentech and Novartis. Her international experience, combined with her expertise in building a broad product portfolio, especially in oncology across different cancer types , will be vital to the successful expansion of CureVac’s oncology pipeline and organization.

Dr. Mendila’s appointment will take effect on February 1, 2023. Until then, Dr. Ulrike Gnad-Vogt, Senior Vice President Area Head Oncology at CureVac, will act as interim Chief Development Officer.

Financial Update for the Second Quarter and First Half of 2022

Cash Position

Cash and cash equivalents were €573.6 million as of June 30, 2022, down from €811.5 million as of December 31, 2021. In the first six months of 2022, cash used in operations was mainly allocated to payments in connection with purchases of materials for use in R&D and settling CMO contracts as part of the wind-down activities for CureVac’s first-generation CVnCoV vaccine program; in the same period of 2021, cash used in operations was mainly allocated to prepayments to CROs and CMOs in relation to the CVnCoV program. As CureVac settled the majority of its financial obligations related to the CVnCoV program as of June 30, 2022, the company expects a significant decrease in cash outflows, relating to this program, in future periods.

Revenues

Revenues amounted to €20.1 million and €44.5 million for the three and six months ended June 30, 2022, representing a decrease of €2.3 million and increase of €12.1 million, or a decrease of 10% and an increase of 37%, from €22.4 million and €32.4 million for the same periods in 2021.

The increase for the six-month period ending June 30, 2022, was primarily driven by revenues from the two collaborations with GSK. In the first quarter of 2022, CureVac received a €10 million milestone payment related to the start of the seasonal influenza clinical trial. €5.3 million of this milestone was recognized pro rata as revenue in the first six months of 2022. Under both GSK collaboration agreements, total revenues of €43.0 million were recognized for the first six months of 2022, compared to €29.3 million in the same period of the prior year.

Operating Result

Operating loss amounted to €60.3 million and €75.6 million for the three and six months ended June 30, 2022, representing a decrease of €87.5 million and €188.0 million from €147.8 million and €263.6 million for the same periods in 2021.

The operating result was affected by several key drivers:

•	Cost of sales increased primarily in relation to write-off of raw material due to a decline in production planning following the transfer of reserved production capacity to GSK. The increase was partially offset by a decrease in third-party costs as certain expenses for set-up activities for production process for CVnCoV did not recur in 2022.

•	The decrease in research and development expenses was primarily driven by significantly lower research and development costs with the upcoming termination of the CVnCoV Phase 2b/3 clinical study. The first six months of 2021 were mainly impacted by our Phase 2b/3 clinical trial for CVnCoV. As of December 2021, CureVac accrued all remaining CVnCoV clinical trial costs. With the declining number of continuing study participants and due to cost re-negotiation of existing contracts in the first six months of 2022, CureVac’s estimate of remaining clinical trial costs decreased, resulting in a reversal of €21.3 million of the provision recorded as of December 2021. Additionally, research and development costs were positively impacted by a net gain for a change in the estimate in the contract termination provision, resulting primarily in GSK taking over committed capacity at a CMO in the first quarter of 2022.

•	Other income was positively impacted by compensation from GSK amounting to €32.5 million for reimbursement of pre-payments and production set-up activities at a CMO.

Financial Result (Finance Income and Expenses)

Net financial result for the three - and six-month periods ended June 30, 2022, was positive with €2.7 million and €2.8 million, respectively, representing an increase of €7.1 million and €3.6 million from a loss of €4.4 million and €0.8 million for the same periods in 2021. The financial result for the six months ended June 30, 2022, was also driven by foreign exchange gains, like for the six months ended June 30, 2021. This gain was partially compensated by lower impact of negative interest on cash, held in liquid funds to be available for use for development and manufacturing activities.

Pre-Tax Loss

Pre-tax loss was €57.6 million and €72.8 million, respectively, for the three and six months ended June 30, 2022, compared to €152.2 million and €264.4 million in the same respective periods of 2021.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,000 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2021 (audited)	June 30, 2022 (unaudited)
Cash and Cash Equivalents	811.5	573.6

	Three months ended June 30,
	2021	2022
(in € millions)	(unaudited)	(unaudited)
Revenue	22.4	20.1
Cost of Sales, Operating Expenses & Other Operating Income	-170.2	-80.4
Operating Result	-147.8	-60.3
Financial Result	-4.4	2.7
Pre-Tax Loss	-152.2	-57.6

	Six months ended June 30,
	2021	2022
(in € millions)	(unaudited)	(unaudited)
Revenue	32.4	44.5
Cost of Sales, Operating Expenses & Other Operating Income	-296.0	-120.1
Operating Result	-263.6	-75.6
Financial Result	-0.8	2.8
Pre-Tax Loss	-264.4	-72.8